# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Distoken Acquisition Corp, CIK 0001818605
CUSIP: G27740110
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Unit 1006, Block C, Jinshangjun Park, No. 2 Xiaoba Road, Panlong District, Kunming, Yunnan, China (F4), 000000
Date of event which requires filing of this statement: 11/14/2024
Filed by CIK 0001818603
Persons authorized to receive notices and communications: Jian Zhang, Unit 1006, Block C, Jinshangjun Park, No. 2 Xiaoba Road, Panlong District, Kunming, Yunnan, China (F4), 000000, 86 871 63624579

## Reporting persons
- Xiaosen Sponsor LLC (CIK 0001818603): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 2,270,000; shared voting power 0; sole dispositive power 2,270,000; shared dispositive power 0; aggregate amount beneficially owned 2,270,000 (70.9% of the class)
  Comment: Includes (i) 1,725,000 of the Issuer's ordinary shares, $0.0001 par value ("Ordinary Shares"), which are more fully described under the heading "Description of Securities-Founder Shares and Private Shares" in the Issuer's registration statement on Form S-1 (File No. 333-248822) and (ii) 545,000 Ordinary Shares underlying units (each unit consisting of one Ordinary Share, one redeemable warrant, and one right to receive one-tenth (1/10) of one Ordinary Share upon the consummation of the Issuer's initial business combination), acquired pursuant to a Unit Subscription Agreement by and between Xiaosen Sponsor LLC (the "Sponsor") and the Issuer. Excludes 54,500 Ordinary Shares which may be acquired upon the conversion of 545,000 rights upon the consummation of the Issuer's initial business combination, and excludes 545,000 Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable. Based on 3,200,170 ordinary shares issued and outstanding as of November 19, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission on November 19, 2024.
- Jian Zhang (CIK 0001830507): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 2,270,000; sole dispositive power 0; shared dispositive power 2,270,000; aggregate amount beneficially owned 2,270,000 (70.9% of the class)
  Comment: Includes (i) 1,725,000 of the Issuer's ordinary shares, $0.0001 par value ("Ordinary Shares"), which are more fully described under the heading "Description of Securities-Founder Shares and Private Shares" in the Issuer's registration statement on Form S-1 (File No. 333-248822) and (ii) 545,000 Ordinary Shares underlying units (each unit consisting of one Ordinary Share, one redeemable warrant, and one right to receive one-tenth (1/10) of one Ordinary Share upon the consummation of the Issuer's initial business combination), acquired pursuant to a Unit Subscription Agreement by and between Xiaosen Sponsor LLC (the "Sponsor") and the Issuer. Excludes 54,500 Ordinary Shares which may be acquired upon the conversion of 545,000 rights upon the consummation of the Issuer's initial business combination, and excludes 545,000 Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable. Based on 3,200,170 ordinary shares issued and outstanding as of November 19, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission on November 19, 2024. The Sponsor is the record holder of the securities reported herein. Jian Zhang is the manager and the sole member of the Sponsor. Mr. Zhang may be deemed to have shared beneficial ownership of the shares held by the Sponsor by virtue of his control over the Sponsor, as the manager of the Sponsor. Mr. Zhang disclaims beneficial ownership of the Ordinary Shares held by the Sponsor other than to the extent of his pecuniary interest in such shares.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Distoken Acquisition Corp
Address of issuer's principal executive offices: Unit 1006, Block C, Jinshangjun Park, No. 2 Xiaoba Road, Panlong District, Kunming, Yunnan, China (F4), 000000
Comment:
EXPLANATORY NOTE

This Amendment No.1 to Schedule 13D (this "Schedule 13D/A") is filed on behalf of Xiaosen Sponsor LLC, a Cayman Islands limited liability company, and Jian Zhang. This Schedule 13D/A is being filed to reflect the change of the number of Ordinary Shares outstanding of the Issuer, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission on November 19, 2024.

This Schedule 13D/A is being filed to report amendments to the Schedule 13D as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D/A is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

(i) Xiaosen Sponsor LLC (the "Sponsor"); and

(ii) Jian Zhang, the manager of the Sponsor.
Residence or business address: The Sponsor is a Cayman Islands limited liability company, and Jian Zhang is a citizen of China. The address of the principal business office of each of the Reporting Persons is Unit 1006, Block C, Jinshangjun Park, No. 2 Xiaoba Road, Panlong District, Kunming, Yunnan, China.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer's sponsor in connection with the IPO (as defined below) and potential business combination (the "Business Combination"). Mr. Zhang is also the Chairman and Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Sponsor is a Cayman Islands limited liability company, and Jian Zhang is a citizen of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the Placement Units (as defined below) was $5,450,000. The aggregate purchase price for the Founder Shares (as defined below) was $25,000. In each case, the source of these funds was the working capital of the Sponsor.

## Item 4. Purpose of Transaction
Purpose of transaction:
Founder Shares

In July 2020, the Sponsor purchased 1,150,000 founder shares for a purchase price of $25,000. In August 2021, the Issuer effected a share dividend of 0.25 shares for each founder share outstanding, resulting in the Sponsor holding 1,437,500 founder shares. In January 2023, the Issuer effected a share dividend of 0.2 shares for each ordinary share outstanding, resulting in the Sponsor holding 1,725,000 founder shares (the "Founder Shares").

Placement Units

On February 17, 2023, as part of a sponsor unit subscription agreement dated February 15, 2023 (the "Unit Subscription Agreement"), the Sponsor purchased 545,000 placement units (the "Placement Units") from the Issuer for an aggregate purchase price of $5,450,000. Each Placement Unit consists of one Ordinary Share (the "Placement Share"), one warrant (each, a "Placement Warrant") and one right. Each Placement Warrant is exercisable to purchase one Ordinary Share at a price of $11.50 per share. Each right entitles the holder to receive one-tenth (1/10) of one Ordinary Share upon the consummation of the Issuer's Business Combination. The Placement Warrants will become exercisable 30 days after the completion of the Issuer's Business Combination, and will expire at 5:00 p.m., New York City time, on the fifth anniversary of our completion of the Issuer's Business Combination, or earlier upon redemption.

The foregoing description of the Unit Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

The Sponsor and the Issuer entered into a letter agreement (the "Letter Agreement") pursuant to which the Sponsor has agreed to (i) waive its redemption rights with respect to its Founder Shares, Placement Shares, and any Ordinary Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in connection with the completion of the Issuer's Business Combination, (ii) waive its redemption rights with respect to its Founder Shares, Placement Shares, and Ordinary Shares in connection with a shareholder vote to approve an amendment to the Issuer's amended and restated memorandum and articles of association (A) to modify the substance or timing of the Issuer's obligation to offer redemption rights in connection with the Business Combination or certain amendments to the Issuer's charter prior thereto or to redeem 100% of the Ordinary Shares if the Issuer does not complete the Business Combination within 9 months from the closing of its IPO or (B) with respect to any other business combination activity, (iii) waive its rights to liquidating distributions from the trust account with respect to their Founder Shares and Placement Shares if the Issuer fails to complete the Business Combination within 9 months from the closing of the IPO, although the Sponsor will be entitled to liquidating distributions from the trust account with respect to any Ordinary Shares it holds if the Issuer fails to complete the Business Combination within the prescribed time frame and (iv) not sell any of its Founder Shares, Placement Shares, or Ordinary Shares to the Issuer in any tender offer undertaken by the Issuer in connection with the Business Combination.

Further pursuant to the Letter Agreement, the Sponsor agreed that the Founder Shares, Placement Units, and securities contained therein are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) with respect to 50% of the Founder Shares, if the last sale price of the Ordinary Shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date following the completion of the Business Combination on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their Ordinary Shares for cash, securities or other property, and (ii) in the case of the Placement Units, including the component securities therein, until 30 days after the completion of the Business Combination, with certain limited exceptions.

Voting Agreement

Pursuant to the Letter Agreement, the Sponsor agreed to vote any Founder Shares, Placement Shares, and any Ordinary Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. If the Issuer submits the Business Combination to its public shareholders for a vote, the Issuer will complete the Business Combination only if a majority of the outstanding shares of Ordinary Shares voted are voted in favor of the Business Combination.

Lock-up Agreement

On May 17, 2024, the Issuer, the Sponsor, Youlife International Holdings Inc. ("Youlife"), and Youlife Group Inc. ("Pubco") entered into a lock-up agreement (the "Lock-Up Agreement"), which provide for a lock-up period commencing on the closing date of the business combination with Youlife ("Closing Date") and ending on the 12-month anniversary of the Closing Date and with respect to 50% of the Founder Shares, on the date on which the last reported sales price of the Class A ordinary shares of Pubco equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with the Sponsor, pursuant to which the Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register Founder Shares, Placement Units, any securities underlying the Placement Units, , and any warrants or units that may be issued upon conversion of the working capital loans. In addition, the Sponsor has certain "piggy-back" registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

The foregoing descriptions of these agreements do not purport to be complete and are subject to, and qualified in its entirety by, the full text of the agreements, which are attached as exhibits hereto and incorporated herein by reference.

On November 14, 2024, the Issuer held an extraordinary general meeting in lieu of annual general meeting of shareholders (the "Meeting"). At the Meeting, the Issuer's shareholders approved a number of proposals, including a proposal to amend the Company's amended and restated memorandum and articles of association to extend the date by which the Company has to consummate an initial business combination from November 18, 2024 to November 18, 2025, or such earlier date as determined by the board of directors. In connection with the Meeting, shareholders holding 3,229,522 of the Company's public shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company's trust account. Following the redemptions, the Issuer has 3,200,170 Ordinary Shares outstanding.

General

The Reporting Persons acquired the securities described in this Schedule 13D/A for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Reporting Persons and their representatives to the Issuer's board of directors may engage in discussions with management, the Issuer's board of directors, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D/A, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following sets forth, as of the date of this Schedule 13D/A, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 3,200,170 Ordinary Shares outstanding as of November 19, 2024, which includes: (i) 652,170 Ordinary Shares issued in the IPO, (ii) 545,000 Ordinary Shares included in the Placement Units, (iii) 1,725,000 Founder Shares, and (iv) 278,000 Ordinary Shares held by the underwriters and their designees.

Reporting Person - Xiaosen Sponsor LLC
Amount beneficially owned - 2,270,000
Percent of class - 70.9%
Sole power to vote or to direct the vote - 2,270,000
Shared power to vote or to direct the vote - 0
Sole power to dispose or to direct the disposition - 2,270,000
Shared power to dispose or to direct the disposition - 0

Reporting Person - Jian Zhang
Amount beneficially owned - 2,270,000
Percent of class - 70.9%
Sole power to vote or to direct the vote - 0
Shared power to vote or to direct the vote - 2,270,000
Sole power to dispose or to direct the disposition - 0
Shared power to dispose or to direct the disposition - 2,270,000

The securities reported above are held of record by the Sponsor and include: (i) 1,725,000 Founder Shares, and (ii) 545,000 Ordinary Shares included in the Placement Units.

The Sponsor is the record holder of the securities reported herein. Jian Zhang is the manager of the Sponsor. By virtue of this relationship, Mr. Zhang may be deemed to share beneficial ownership of the securities held of record by the Sponsor. Mr. Zhang disclaims beneficial ownership of the securities held by the Sponsor other than to the extent of his pecuniary interest in such securities.
Number of shares as to which each person has sole or shared power to vote or dispose:
The following sets forth, as of the date of this Schedule 13D/A, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 3,200,170 Ordinary Shares outstanding as of November 19, 2024, which includes: (i) 652,170 Ordinary Shares issued in the IPO, (ii) 545,000 Ordinary Shares included in the Placement Units, (iii) 1,725,000 Founder Shares, and (iv) 278,000 Ordinary Shares held by the underwriters and their designees.

Reporting Person - Xiaosen Sponsor LLC
Amount beneficially owned - 2,270,000
Percent of class - 70.9%
Sole power to vote or to direct the vote - 2,270,000
Shared power to vote or to direct the vote - 0
Sole power to dispose or to direct the disposition - 2,270,000
Shared power to dispose or to direct the disposition - 0

Reporting Person - Jian Zhang
Amount beneficially owned - 2,270,000
Percent of class - 70.9%
Sole power to vote or to direct the vote - 0
Shared power to vote or to direct the vote - 2,270,000
Sole power to dispose or to direct the disposition - 0
Shared power to dispose or to direct the disposition - 2,270,000

The securities reported above are held of record by the Sponsor and include: (i) 1,725,000 Founder Shares, and (ii) 545,000 Ordinary Shares included in the Placement Units.

The Sponsor is the record holder of the securities reported herein. Jian Zhang is the manager of the Sponsor. By virtue of this relationship, Mr. Zhang may be deemed to share beneficial ownership of the securities held of record by the Sponsor. Mr. Zhang disclaims beneficial ownership of the securities held by the Sponsor other than to the extent of his pecuniary interest in such securities.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Ordinary Shares during the 60 days preceding the date of this report, except as described in this Schedule 13D/A, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Unit Subscription Agreement, the Letter Agreement, the Registration Rights Agreement, and the Lock-Up Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D/A, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Joint Filing Agreement (Incorporated by reference to Exhibit 1 to the Schedule 13D filed by Xiaosen Sponsor LLC and Jian Zhang on February 27, 2023).

2 Letter Agreement, dated February 15, 2023, by and among the Issuer, its officers, its directors and Sponsor. (Incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed February 17, 2023).

3 Registration Rights Agreement, dated February 15, 2023, by and between the Issuer, Sponsor and certain other securityholders. (Incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed February 17, 2023).

4 Unit Subscription Agreement, dated February 15, 2023, by and between the Issuer and Sponsor. (Incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed February 17, 2023).

5 Form of Lock-Up Agreement (Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed May 22, 2024)

## Signatures
- Xiaosen Sponsor LLC: /s/ Jian Zhang, Jian Zhang/Manager (02/13/2025)
- Jian Zhang: /s/ Jian Zhang, Jian Zhang (02/13/2025)